UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Prenetta, James P.
   190 Canterbury Lane
   Fairfield, CT  06432
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|1/12/0|P   |-|939(1)            |A  |$4.09      |20,939(2)          |D     |-                          |
e per share                |1     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (Ri|$39.375 |-    |-   |-|- -        |A,D|(3)  |07/26|Common Stock|30,000 |-      |30,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/09  |            |       |       |            |   |            |
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Time-based options (Ri|$49.313 |-    |-   |-|- -        |A,D|(4)  |01/04|Common Stock|45,000 |-      |45,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/10  |            |       |       |            |   |            |
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Time-based options (Ri|$14.00  |-    |-   |-|- -        |A,D|(5)  |07/31|Common Stock|10,000 |-      |10,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Shares purchased through the Company's Employee Stock Purchase Plan at a 15% discount to the then current market price.
(2) Includes 20,000 shares of restricted stock which will vest on June 1, 2002 if executive remains in the employment of the Company until such date.
All unvested shares of restricted stock will also vest in the event of a Change in Control of the Company or a Termination Without Cause.
(3) Options to purchase shares vested and became exercisable as to 33.34% of these options on July 26, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options vest in the event of a Change in
Control.
(4) Options to purchase shares vested and became exercisable as to 33.34% of these options on January 4, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options vest in the event of a Change in
Control.
(5) Options to purchase shares will vest and become exercisable as to 33.34% of these options on July 31, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options vest in the event of a Change in
Control.

SIGNATURE OF REPORTING PERSON
/s/ James P. Prenetta
DATE
February 8, 2001